Prenetics Announces Acquisition of Europa Sports Partners in Strategic Expansion to Consumer Health and Wellness Industry

Europa Is One of the Largest Sports Nutrition Distributors With a Network of 10,000+ Gyms Across the United States

Supports Prenetics’ New Health and Wellness Brand IM8 with David Beckham as its Co-Founding Partner

Projected Revenue of $100 Million+ in Consumer Segment for FY2025

Charlotte, NC, August 19, 2024 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company, is pleased to announce the acquisition of Europa Sports Partners (“Europa”) and subsidiary, Hubmatrix, a global ecommerce and retail logistics provider. This strategic acquisition marks a significant milestone in Prenetics’ expansion into the $187 billion United States consumer health and wellness industry, and reinforces Prenetics’ recent entry into this sector with IM8, a new health and wellness brand with a focus on cutting-edge consumer health products. The acquisition and the continued operations of Europa have been funded with cash available on the Company’s balance sheet.

Additionally, the Europa business establishes the U.S. headquarters of Prenetics in Charlotte, NC, and solidifies its business commitment to the US market. The acquisition of Europa and subsidiary Hubmatrix will drive Prenetics’ distribution network and streamline the predominantly brick and mortar distribution business model to include a direct digital distribution platform.

Danny Yeung, CEO of Prenetics said: “Prenetics’ acquisition of Europa and Hubmatrix is a strategic move that establishes our foothold in the U.S. market. Coupled with our partnership with David Beckham and the upcoming launch of IM8, we are positioned to become a leader in the health and wellness industry. This move demonstrates our commitment to significant growth and innovation in the rapidly expanding consumer market, with expectations to surpass $100 million in consumer segment revenue by the end of 2025.”

Justin Weeks, CEO of Europa Sports Partners, added: “Joining forces with Prenetics opens up new opportunities for Europa to leverage our advanced technologies and digital strategies. Together, we can deliver enhanced value to our brand partners and customers, driving forward the future of sports nutrition and wellness.”

Operating for over three decades, Europa Sports Partners is one of the largest full-service sports nutrition distribution companies in the US. Europa specializes in distributing nutritional and sports supplements, sports drinks, and accessories to thousands of gyms, studios, and fitness centers across the United States. The company distributes over 120 brands, including well-known names like Ryse, Bucked Up, Labrada and many more. Europa also operates three warehouses with more than 200,000 square feet of warehousing space. Hubmatrix, a subsidiary of Europa, is a third-party logistics (3PL) direct to consumer fulfillment provider of health and wellness brands.

About Prenetics

Prenetics (NASDAQ:PRE), a leading health sciences company, is dedicated to advancing consumer and clinical health. Our consumer initiative is led by IM8, a new health and wellness brand. Our clinical division is led by Insighta, our $200 million joint venture with renowned scientist Prof. Dennis Lo, focused on multi-cancer early detection technologies. This is followed by ACT Genomics, which has achieved FDA clearance for comprehensive genomic profiling of solid tumors, and CircleDNA, which uses NGS to offer comprehensive DNA tests. Each of Prenetics’ units synergistically enhances our global impact on health, embodying our commitment to ‘enhancing life through science’.

About Europa Sports Partners

Europa Sports Partners is one of the largest full-service sports distribution companies in the USA, providing a wide range of sports nutrition products to 10,000+ fitness facilities nationwide. Operating for over three decades, Europa has built a strong reputation for quality and service in the industry.

About Hubmatrix

Hubmatrix is a leading third-party logistics (3PL) provider specializing in health and wellness brands. They offer comprehensive logistics solutions that enhance business operations, customer engagement, and digital marketing strategies, supporting businesses in optimizing their digital footprint and expanding their online presence.

For further information, please contact:

Investor Relations Contact:

Shannon Devine
MZ North America
shannon.devine@mzgroup.us
+1 (203) 741-8811

Angela Cheung
Investor Relations / Corporate Finance
Prenetics Global Limited
angela.hm.cheung@prenetics.com